Exhibit 99.b

Consolidated Financial Statements

GTIS-HOV Holdings VI LLC

As Of October 28, 2020 And October 31, 2019 And For The

Period Ended October 28, 2020 And The Years Ended

October 31, 2019 And 2018 With Independent Auditors’ Report

GTIS-HOV Holdings VI LLC

Consolidated Financial Statements

As Of October 28, 2020 And October 31, 2019 And For The Period

Ended October 28, 2020 And The Years Ended October 31, 2019 And 2018

INDEPENDENT AUDITORS' REPORT

To the Members of

GTIS-HOV Holdings VI LLC

Matawan, New Jersey

We have audited the accompanying consolidated financial statements of GTIS-HOV Holdings VI LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of October 31, 2019, and the related consolidated statements of operations, changes in members' equity, and cash flows for each of the years ended October 31, 2019 and 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GTIS-HOV Holdings VI LLC and its subsidiaries as of October 31, 2019, and the results of their operations and their cash flows for each of the years ended October 31, 2019 and 2018, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

December 19, 2019

GTIS-HOV Holdings VI LLC

Consolidated Balance Sheets
(Dollars in Thousands)

	October 28, 2020	October 31, 2019
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$2,936	$2,486
Restricted cash	430	632
Receivables and deposits	322	550
Inventories:
Land and land development	-	8,654
Construction in process	-	6,703
Total inventories	-	15,357

Prepaid expenses	6	485
Total assets	$3,694	$19,510

Liabilities and Members’ equity
Notes payable, net of debt issuance costs	$-	$2,992
Accounts payable and other liabilities	3,829	5,918
Customers’ deposits	-	657
Accrued interest	-	37
Total liabilities	3,829	9,604

Commitments and contingencies (Note 5)

Members’ equity	(135)	9,906
Total liabilities and members’ equity	$3,694	$19,510

See notes to consolidated financial statements.

GTIS-HOV Holdings VI LLC

Consolidated Statements of Operations

(Dollars in Thousands)

	Period Ended October 28, 2020	Year Ended October 31, 2019	Year Ended October 31, 2018
	(Unaudited)	(Audited)	(Audited)
Revenue:
Sale of homes	$32,127	$75,353	$70,790
Other revenue	174	34	7
Total revenue	32,301	75,387	70,797

Expenses:
Direct costs:
Land and land development	11,766	25,887	25,167
Construction	10,021	24,086	21,540
Other	998	2,390	2,395
Direct cost of sales	22,785	52,363	49,102

Cost of sales interest	936	2,790	1,793

Indirect cost of sales:
Construction and service overhead	1,069	1,532	1,196
Other	(89)	1,205	1,485
Total indirect cost of sales	980	2,737	2,681

Selling, general and administrative expense	2,236	5,288	5,203

Interest expense	105	240	1,020

Net income	$5,259	$11,969	$10,998

See notes to consolidated financial statements.

GTIS-HOV Holdings VI LLC

Consolidated Statements of Changes in Members’ Equity

(Dollars in Thousands)

For The Period Ended October 28, 2020 And The

Years Ended October 31, 2019 And 2018

	K. Hovnanian GT VI Investment, LLC	Honeywell Parallel Blocker LLC	GTIS US Residential Strategies Fund II LP	Total
Balance at October 31, 2017	$4,311	$349	$169	$4,829

Capital Contributions	675	55	26	756

Net income	9,820	795	383	10,998

Balance at October 31, 2018	14,806	1,199	578	16,583

Net Income	10,687	865	417	11,969

Distributions	(16,648)	(1,348)	(650)	(18,646)

Balance at October 31, 2019	8,845	716	345	9,906

Net Income	4,681	390	188	5,259

Distributions	(13,661)	(1,106)	(533)	(15,300)

Balance at October 28, 2020 (unaudited)	$(135)	$-	$-	$(135)

See notes to consolidated financial statements.

GTIS-HOV Holdings VI LLC

Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Period Ended October 28, 2020	Year Ended October 31, 2019	Year Ended October 31, 2018
	(Unaudited)	(Audited)	(Audited)
Operating activities
Net income	$5,259	$11,969	$10,998
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred financing costs	49	157	157
Changes in operating assets and liabilities:
Receivables, deposits and prepaid expenses	708	2,586	(1,940)
Inventories	15,357	17,688	8,847
Accounts payable, other liabilities and accrued interest	(2,126)	(2,449)	3,643
Customers’ deposits	(658)	(888)	(276)
Net cash provided by operating activities	18,589	29,063	21,429

Financing activities
Member contributions	-	-	756
Member distributions	(15,300)	(18,646)	-
Proceeds from notes payable	3,543	22,859	24,510
Payments related to notes payable	(6,574)	(34,989)	(44,233)
Deferred financing costs from notes payable	(10)	-	-
Net used in financing activities	(18,341)	(30,776)	(18,967)

Net increase (decrease) in cash and cash equivalents and restricted cash	248	(1,713)	2,462
Cash and cash equivalents and restricted cash balance, beginning of year	3,118	4,831	2,369
Cash and cash equivalents and restricted cash balance, end of year	$3,366	$3,118	$4,831

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$143	$2,445	$4,098

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents	$2,936	$2,486	$4,503
Restricted cash	430	632	328
Total cash and cash equivalents and restricted cash	$3,366	$3,118	$4,831

See notes to consolidated financial statements.

GTIS-HOV Holdings VI LLC

Notes to Consolidated Financial Statements

As Of And For The Period Ended October 28, 2020 (unaudited)

And The Years Ended October 31, 2019 And 2018

1. Description of Business

GTIS-HOV Holdings VI LLC (with its subsidiaries, the “Company”) is a residential home developer that markets its products in New Jersey. All construction activity is performed by subcontractors supervised by the Company.

On February 24, 2017, K. Hovnanian GT VI Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with Honeywell Parallel Blocker LLC and US Residential Strategies Fund II LP (collectively, “GTIS”) (both affiliates of GTIS Partners) to develop, construct, and sell residential communities. The Company purchased the property from another subsidiary of K. Hovnanian Enterprises, Inc., which was purchased at fair value.

The Company is a limited-life entity. As the existing lots are developed, built on, and sold, operations will decline and cease when all the homes have been delivered. In accordance with the joint venture agreement, dissolution must ultimately occur no later than December 31, 2065. Capital was contributed by K-Hov and GTIS in the following proportion: 89.2857% by K-Hov; and 7.2283% and 3.4860% by GTIS. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Also in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

As of October 28, 2020, 100% of the membership interest in the Company was transferred to K-Hov. As a result, all of the remaining assets and liabilities were subsequently transferred to K-Hov.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when purchased to be cash equivalents. Cash includes deposits in checking accounts. Our cash and cash equivalents are held at financial institutions and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash and cash equivalents in major financial institutions.

GTIS-HOV Holdings VI LLC

Notes to Consolidated Financial Statements (continued)

Restricted Cash

Restricted cash includes cash collateralizing the per home warranty service dollars discussed below.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of houses include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Land, land development, and common facility costs are accumulated by development and are allocated to homes within each development based on buildable acres to product types within each community, which, along with direct construction costs, are allocated to each unit and relieved through cost of sales using the specific identification method.

Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

The Company records impairment losses on inventories related to communities under development when events and circumstances indicate they may be impaired and the Company will not be able to recover its recorded investment. The Company has not recorded any inventory impairments since inception.

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Warranty Allowances

The Company warranties a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per house at closing.

GTIS-HOV Holdings VI LLC

Notes to Consolidated Financial Statements (continued)

These fees are deposited into restricted cash accounts maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K. Hovnanian JV Services Company, L.L.C., to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve, which is included in Accounts payable and other liabilities on the accompanying consolidated balance sheets, were as follows:

(In thousands)	Period Ended October 31, 2020	Year Ended October 31, 2019
Balance, beginning of period	$628	$326
Additions	144	374
Charges	(772)	(72)
Balance, end of period	$-	$628

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs expensed totaled $0.2 million, $0.3 million and $0.4 million in the period ended October 28, 2020 and the years ended October 31, 2019 and 2018, respectively, and are included in Selling, general and administrative expense on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements.

GTIS-HOV Holdings VI LLC

Notes to Consolidated Financial Statements (continued)

3. Related-Party Transactions

As the managing member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

Administrative charge	4% of home sales revenue
Warranty services charge	$3,600 per home sold

The administrative charge is included in Selling, general and administrative expense, and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statement of operations.

The following table summarizes the related party fees incurred:

(In thousands)	Period Ended October 28, 2020	Year Ended October 31, 2019	Year Ended October 31, 2018
Administrative charge	$1,221	$2,818	$2,699
Warranty services charge	$144	$374	$328

4. Notes Payable

The Company had a secured promissory note with a lender that is an affiliate of GTIS that would have matured on April 30, 2023. As of October 31, 2019, the note was paid in full. Interest was payable monthly at a rate of 10% per annum plus additional interest up to an 18% internal rate of return for the lender, which could have been deferred and added to the unpaid principal balance, and thereafter, could have been subject to interest at the note rate. The note was secured by all of the Company’s property and improvements except for properties with separate secured loans described herein. The Company also had community-specific project financing in its community, secured by the related property and improvements. The total commitment for these loans as of October 28, 2020 and 2019 was zero and $40.0 million, respectively. Interest on amounts drawn was payable monthly at a rate of the lender’s prime with a floor of 5.0% per annum. As of October 28, 2020 and 2019, the total amount drawn on all loans was zero and $3.0 million, respectively. As of October 28, 2020 and 2019, total accrued and unpaid interest for all notes payable was zero and less than $0.1 million, respectively.

5. Commitments and Contingencies

The Company is not currently involved in any claims or legal actions arising in the ordinary course of its business. If the Company were to become involved in any, management would decide, based on the facts and circumstances at that time, if the ultimate disposition of these matters could have a material adverse effect on the Company’s consolidated financial statements and assess whether a contingent liability would be necessary.

GTIS-HOV Holdings VI LLC

Notes to Consolidated Financial Statements (continued)

6. Subsequent Events

The Company evaluated subsequent events that took place after October 28, 2020, through December 22, 2020, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events, other than the transfer to K-Hov as described in Note 1, that require disclosure in or adjustments to the consolidated financial statements as of October 28, 2020.

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